UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 12, 2002

CEMEX, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Constitución 444 Pte. Monterrey, Nuevo León, México 64000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

1. Press release issued by CEMEX, S.A. de C.V., dated June 11, 2002, providing guidance with respect to its projected earnings for the second quarter of 2002 (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
(Registrant)

Date: June 12, 2002

By: ____________________
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	Press release issued by CEMEX, S.A. de C.V., dated June 11, 2002, providing guidance with respect to its projected earnings for the second quarter of 2002.

CEMEX
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CEMEX provides guidance for the second quarter of 2002

MONTERREY, MEXICO, June 11, 2002 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending June 30, 2002 to reach approximately US$570 million versus US$611 million for the second quarter of 2001, and cash earnings of about US$420 million during the same period versus US$407 million a year ago. Net sales for the second quarter are expected to be flat versus the same period a year ago, at about US$1.8 billion.

Domestic gray cement volumes for CEMEX's operations in Mexico are expected to grow by about 10% during the second quarter versus the same period a year ago and were up 2.3% for the first five months of 2002 versus last year. Cement consumption is being driven mainly by infrastructure spending, while the self-construction sector remains stable. At the end of May, CEMEX's Mexican average prices for cement were up 2.5% in nominal pesos versus March.

Volumes for CEMEX's United States operations are expected to decline by about 3% reflecting wet weather conditions in some of the company's regions. Such adverse conditions have delayed orders from public works and highway projects. CEMEX's quarterly sales volumes in Spain are expected to be flat year over year due to adverse weather in some regions, offset by a strong public works sector and a robust residential sector.

Majority net income for the second quarter is expected to be significantly lower than last year's due to foreign exchange fluctuations, primarily in the Mexican peso and the Japanese yen. Majority net income was further impacted by the repurchase of more than two thirds of CEMEX's 9.66% and 12¾ % coupon securities above par during the second quarter of 2002. Additionally, majority net income for the second quarter of last year benefited from the extraordinary gains from the sale of the BANACCI shares.

Rodrigo Treviño, CEMEX Chief Financial Officer said: "We are pleased by the performance of our business model and encouraged by the earlier than expected recovery of cement volumes in Mexico. This trend further supports our view of positive growth for the second half of the year. We continue focused this year on initiatives aimed at improving the efficiency of our business processes. We have also continued to invest in various commercial initiatives, such as Construrama, to strengthen our distribution networks. These efforts require upfront expenses and investments, which we expect to yield important benefits starting in 2003. At the cash earnings level, these incremental expenses will be offset by the lower interest expense."

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

EBITDA is defined as operating income plus depreciation and amortization. Cash earnings is defined as EBITDA minus net financial expenses, cash taxes (including statutory profit sharing), income attributable to minority interest (including preferred dividends) and other cash expenses. All of these items are presented under Mexican generally accepted accounting principles.

Contact Information:

Media Relations
Daniel Pérez Whitaker
(52-81) 8152 2747
daniel_pw@cemex.com

Investor Relations
Abraham Rodríguez
(52-81) 8328 3631
arodriguez@cemex.com

Analysts Relations
José Antonio González
(212) 317-6008
josegonzalez@cemex.com